FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14 per cent ow ned subsidiary of HSBC Holdings plc
.

5 May 2009

HANG SENG ANNOUNCES

FIRST INTERIM DIVIDEND FOR 2009

The Board of Directors of Hang Seng Bank today declared a first interim dividend of HK$1.10 per share in respect of the year ending 31 December 2009.

The first interim dividend will be payable on Thursday, 4 June 2009, to shareholders whose names appear on the Register of Shareholders of the Bank on Thursday, 21 May 2009.

The Register of Shareholders of the Bank will be closed for one day on Thursday, 21 May 2009, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2009, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank
'
s Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen
'
s Road East, Wanchai,
Hong Kong
, for registration not later than 4:30 pm on Wednesday, 20 May 2009. Shares of the Bank will be traded ex-dividend as from Tuesday, 19 May 2009.

The results of the Bank for the first half of 2009 will be announced on Monday, 3 August 2009.

The proposed timetables for the second, third and fourth interim dividends in respect of the year ending 31 December 2009 are:

Second Interim Dividend for 2009

Announcement date -
3 August 2009
Book close and record date -
18 August 2009
Payment date -
2 September 2009

Third Interim Dividend for 2009

Announcement date -
2
November
 2009
Book close
and record
 date -
17 November 2009
Payment date -
2

December 2009

Fourth Interim Dividend for 2009

Announcement date -
1
 March
2010
Book close
and record
 date -
16 March 2010
Payment date -
31 March 2010

Founded in 1933, Hang Seng Bank operates over 210 service outlets, of which 106 are branches serving both personal and business customers. The Bank also maintains a branch in Shenzhen for foreign currency wholesale
 business, branches in Macau and
Singapore
, and representative offices in
Xiamen
 and
Taipei
.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 34 outlets in Beijing, Shanghai, Guangzhou, Shenzhen, Dongguan, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin and Kunming.

With consolidated assets of HK$762 billion as at 31 December 2008, Hang Seng Bank reported a profit attributable to shareholders of HK$14,099 million in 2008. Hang Seng Bank is a principal member of the HSBC Group, one of the world
'
s largest banking and financial services organisations. For further information on Hang S eng Bank, please visit the bank'
s website at
www.hangseng.com
.

Note to e
ditors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world
'
s largest banking and financial services organisations. HSBC is marketed worldwide as
'
the world
'
s local bank
'
.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 5 May, 2009